                                                                                                                                                                                                                                                                                         EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
BROADPOINT SECURITIES GROUP, INC.

Under Section 805 of the Business Corporation Law

FIRST:	The name of the corporation is Broadpoint Securities Group, Inc. It was formed under the name First Albany Companies Inc.

SECOND:	The date of filing of the certificate of incorporation with the Department of State is: November 4, 1985.

THIRD:
The certificate of incorporation is hereby amended by adding to Article FIFTH thereof the following provision relating to a series of Preferred Stock, par value $1.00 per share, with the number, designation, relative rights, preferences and limitations fixed by the Board of Directors a follows:

(E)	Series B Mandatory Redeemable Preferred Stock

Designations and Definitions.  A total of 1,000,000 shares of the Corporation’s previously undesignated Preferred Stock, $1.00 par value, shall be designated as the Series B Mandatory Redeemable Preferred Stock (the “Series B Preferred Stock”), pursuant to the terms of this Certificate of Designations, Relative Rights, Preferences and Limitations of the Series B Preferred Stock (the “Series B Certificate of Designations”).  All capitalized terms not defined herein shall have the meaning contained in the FIFTH Article of the Corporation’s Certificate of Incorporation.

1.  Dividends.

(a)  Cash Dividend.  The holder of each share of Series B Preferred Stock shall be entitled to receive a cash dividend equal to ten percent (10%) per annum of the Series B Original Issue Price (as defined in Section 2(a) below, and as appropriately adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like with respect to the Series B Preferred Stock (each a “Series B Recapitalization Event”)), payable quarterly in arrears, out of any assets legally available therefore (the “Cash Dividend”).  The Corporation shall pay the Cash Dividend on each of March 31, June 30, September 30 and December 31 of each year, commencing on September 30, 2008, or if such day is not a Business Day, on the next succeeding Business Day. The Cash Dividend payable shall be calculated as follows: (i) for any full quarter period, on the basis of a 360-day year of twelve 30-day months, (ii) for any period shorter than a full quarter period for which the Cash Dividend is calculated, on the basis of a 30-day month, and (iii) for such periods of less than a month, the actual number of days elapsed over a 30-day month.

(b)  Accruing Dividend.  From and after the date of the issuance of any shares of Series B Preferred Stock, dividends at the rate of four percent (4%) per annum of the Series B Original Issue Price, compounded quarterly, shall accrue on such shares of Series B Preferred Stock (the “Accruing Dividend”).  Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in Section 1(c) or in Sections 2 (Liquidation Preference) and 4 (Redemption), the Corporation shall be under no obligation to pay such Accruing Dividends.

(c)  Restrictions on Dividends.  The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation, including the consent of the holders of a majority of the Series B Preferred Stock required by Section 3(b) of this Series B Certificate of Designations) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount equal to all accrued and unpaid Cash Dividends and Accruing Dividends.

        2.  Liquidation Preference.

(a)  Series B Preferred Stock Preference.  In the event of any liquidation, dissolution or winding up of the Corporation (or deemed occurrence of such event pursuant to Section 2(c), whether voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Corporation to the holders of Common Stock or any other class of preferred stock of the Corporation ranking junior to the Series B Preferred Stock by reason of their ownership thereof, for each outstanding share of Series B Preferred Stock: (1) the amount equal to the Series B Original Issue Price (as defined below and as appropriately adjusted for any Series B Recapitalization Event) plus (2) an amount equal to all unpaid Cash Dividends and Accruing Dividends on such share of Series B Preferred Stock (such amount, together with the Series B Original Issue Price, the “Series B Liquidation Amount”).  If upon the occurrence of a liquidation, dissolution or winding up of the Corporation (or deemed occurrence of such event pursuant to Section 2(c), the assets and funds of the Corporation legally available for distribution to stockholders by reason of their ownership of the stock of the Corporation shall be insufficient to permit the payment to holders of the Series B Preferred Stock of the aggregate Series B Liquidation Amount which they would otherwise be entitled to receive, then the entire assets and funds of the Corporation legally available for distribution shall first be distributed ratably among the holders of the Series B Preferred Stock in proportion to the aggregate Series B Liquidation Amount each such holder would otherwise be entitled to receive.  For purposes of the Corporation’s Certificate of Incorporation, including this Series B Certificate of Designations, the “Series B Original Issue Price” shall be equal to $25.00 (as appropriately adjusted for any Series B Recapitalization Event).

(b)  Remaining Assets.  After payment in full has been made to the holders of the Series B Preferred Stock of the full amounts to which they shall be entitled as provided in Section 2(a), the entire remaining assets and funds of the Corporation legally available for distribution to stockholders shall be distributed among the holders of Common Stock and any other classes of preferred stock of the Corporation ranking junior to the Series B Preferred Stock, as described in the Certificate of Incorporation.

(c)  Deemed Liquidation Events.  Unless waived by a vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class, for purposes of this Section 2:

(i)  a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting Corporation or (2) if the surviving or resulting Corporation is a wholly owned subsidiary of another Corporation immediately following such merger or consolidation, the parent Corporation of such surviving or resulting Corporation (provided that, for the purpose of this Subsection 2(c), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

      (ii)  the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation;

(each of (i) or (ii) being a “Deemed Liquidation Event” and together with liquidation, dissolution, or winding up of the Corporation under Section 2(a), a “Liquidation Event”), shall be deemed to be a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of Series B Preferred Stock to receive at the closing (and at each date after the closing on which additional amounts (such as earn-out payments, escrow amounts or other contingent payments) are paid to stockholders of the Corporation as a result of the transaction) in cash or, with the consent of the holders of at least a majority of the then outstanding shares of the Series B Preferred Stock, in securities or other property (valued as provided in Section 2(d)), an amount equal to the Series B Liquidation Amount.  Notwithstanding anything herein to the contrary, in no event shall the sale or transfer of FA Technology Ventures Corporation be considered to be a Deemed Liquidation Event or a Liquidation Event.

(d)  Valuation of Non-Cash Assets.  If any of the assets of this Corporation are to be distributed under this Section 2, or for any purpose, in a form other than cash, then the fair market value of any such assets to be distributed to the holders of the Series B Preferred Stock shall be determined in good faith by the Board of Directors of the Corporation subject to the approval of the holders of at least a majority of all then outstanding shares of Series B Preferred Stock.  Any securities shall be valued as follows:

(i)  Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

(1)  If traded on a securities exchange, the value shall be deemed to be the volume weighted average of the closing prices of the securities on such exchange or system over the thirty (30) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2)  If actively traded over-the-counter, the value shall be deemed to be the volume weighted average of the closing bid or sale prices (whichever is applicable) over the thirty (30) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3)  If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation subject to the approval of the holders of at least a majority of all then outstanding shares of Series B Preferred Stock.

(ii)  The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors of the Corporation subject to the approval of the holders of at least a majority of all then outstanding shares of Series B Preferred Stock.

(iii)  In the event that the holders of at least a majority of all then outstanding shares of Series B Preferred Stock do not approve the determination of the fair market value of any non-cash assets pursuant to this Section 2(d), the parties shall attempt to resolve their differences through good faith negotiation.  If the Board of Directors and the holders of at least a majority of all then outstanding shares of Series B Preferred Stock are unable to resolve such disagreement within ten (10) business days, the fair market value shall be determined by an Independent Appraiser (as defined below) selected by agreement of the Board of Directors and the holders of at least a majority of all then outstanding shares of Series B Preferred Stock. If the parties cannot agree upon an Independent Appraiser within ten (10) business days, then, within a further ten (10) business days, the parties shall each select one Independent Appraiser and the two Independent Appraisers shall, within a further ten (10) business days, select a third Independent Appraiser who shall determine the fair market value.  For the purposes of this Section 2(d)(iii), “Independent Appraiser” shall mean any nationally recognized independent auditing firm or investment banking firm that does not provide services directly to either party.

(e)  Contingent Payments.  In the event of a Deemed Liquidation Event pursuant to Section 2(c) above, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the agreement effecting the Deemed Liquidation Event shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a), 2(b) and 2(d) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a), 2(b) and 2(d) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

(f)  Conditions to a Deemed Liquidation Event.  The Corporation shall not have the power to effect a Deemed Liquidation Event if the agreement or plan of merger or consolidation provides that the consideration payable to the stockholders of the Corporation shall not be allocated among the holders of capital stock of the Corporation in accordance with this Section 2.

3.  Voting Rights.

(a)  In General. The Series B Preferred Stock shall not be entitled to vote on any matter except as provided herein or as may be required by law.

(b)  Special Voting Rights, Protective Provisions.  The Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series B Preferred Stock, voting together as a single class:

(i)  amend its Certificate of Incorporation or Bylaws if such amendment would result in any change to the rights, preferences or privileges of the Series B Preferred Stock, whether by merger, consolidation or otherwise;

(ii)  increase the number of authorized shares of Series B Preferred Stock, whether by merger, consolidation or otherwise;

(iii)  create any new class or series, or reclassify any existing class or series, having a preference over, or on a parity with, the Series B Preferred Stock with respect to dividends, redemptions, or upon liquidation, whether by merger, consolidation or otherwise;

(iv)  redeem or repurchase shares of the Corporation’s capital stock other than (a) redemption of shares of Series B Preferred Stock in accordance with Section 4 below, or (b) shares of Common Stock repurchased at a price not greater than fair market value from employees or officers upon termination of service to the Corporation;

(v)  permit, or permit any of its subsidiaries, to operate their businesses outside the industry in which the Corporation and its subsidiaries operate as of the date hereof;

(vi)  directly or indirectly declare or pay any dividend or make any other payment or distribution on account of its capital stock (including, without limitation, any payment in connection with any merger or consolidation involving the Corporation or any subsidiary) or to the direct or indirect holders of its equity in their capacity as such, other than dividends or distributions payable (a) to the holders of Series B Preferred Stock, including the Cash Dividends and Accruing Dividends, or (b) to the Corporation or any subsidiary of the Corporation;

(vii) set the number of directors which constitute the entire Board of Directors of the Corporation at a number in excess of nine (9); and

(viii)  terminate its status as an issuer required to file reports under the Securities Exchange Act of 1934, as amended.

(c)  Subject to the proviso at the end of this sentence, if the Corporation fails to pay the specified Redemption Price on a given Redemption Date as required pursuant to Sections 4(a) and 4(f) below, and such failure is not cured within thirty (30) calendar days after written notice is received by the Corporation from the holders of a majority of the shares of Series B Preferred Stock, the holders of Series B Preferred Stock acting separately from all other classes of capital stock of the Corporation shall have the right, but not the obligation, to elect (i) three (3) directors to the board of directors of the Corporation if such default has not been cured within the thirty (30) day cure period (the “Cure Period”), (ii) an additional three (3) directors to the board of directors of the Corporation at the end of the first three month period following the Cure Period during which such default continues uncured and (iii) an additional four (4) (or such greater number so that the directors elected by the holders of the Series B Preferred Stock shall constitute a majority of the directors) directors to the board of directors of the Corporation at the end of the second three month period following the Cure Period during which such default continues uncured; provided that if there shall not be sufficient vacancies on the board of directors of the Corporation the Corporation shall immediately commence, diligently pursue, and use its best efforts to promptly and timely take all action as is necessary, including, without limitation, calling a special meeting of shareholders, to increase the number of directors constituting the entire Board of Directors of the Corporation by a number sufficient to accommodate the right of the holders of Series B Preferred Stock to elect directors pursuant to this paragraph (c).  Until the default in payments which permitted the election of said directors by the holders of Series B Preferred Stock shall have been cured in its entirety, any director who shall have been so elected pursuant to the preceding sentence may be removed at any time, either with or without cause, only by the affirmative vote of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, and any vacancy thereby created may be filled by the vote of such holders.  If and when such default shall have been cured in its entirety, the holders of the Series B Preferred Stock shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default.  Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting right shall forthwith terminate.  The holders of Series B Preferred Stock may take any action required or permitted under this Section 4(c) by written consent executed by, or on behalf of, the holders of a majority of the Series B Preferred Stock and such action shall be effective immediately upon delivery of a copy of such executed notice to the Corporation.

4.  Redemption.

(a)  Mandatory Redemption.  The Corporation shall redeem, out of funds legally available therefor, all outstanding shares of Series B Preferred Stock on or prior to June 27, 2012 (the “Mandatory Redemption Date”).  The Corporation shall redeem the shares of Series B Preferred Stock by paying in cash an amount per share equal to the Series B Liquidation Amount (the “Redemption Price”).

(b)  [INTENTIONALLY OMITTED].

(c)  Redemption at the Option of the Corporation.  At anytime and from time to time, the Corporation may, at its option, redeem the Series B Preferred Stock in whole or in part, at a price payable in cash, equal to the Redemption Price multiplied by the applicable Premium Call Factor (defined below) calculated as of and including the Redemption Date (as defined in Section 4(d)), and subject to the satisfaction of the following conditions precedent:

(i)  any such redemption shall be effected on a pro rata basis with respect to all then outstanding shares of Series B Preferred Stock; and

(ii)  any such redemption shall be preceded by delivery of a Redemption Notice in compliance with Section 4(e) below.

The applicable “Premium Call Factor” shall be determined in accordance with the following schedule:

Date of Redemption	Premium Call Factor
At all times prior to and including June 26, 2009:	1.07
From June 27, 2009 to and including December 27, 2009:	1.06
From December 28, 2009 to and including June 27, 2010:	1.05
From June 28, 2010 to and including December 27, 2011:	1.04
From December 28, 2011 to the Mandatory Redemption Date:	1.00

(d)  Partial Redemption.  If the funds legally available for redemption of the Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full respective Redemption Prices on the Mandatory Redemption Date, the Corporation shall effect such redemption on such date pro rata among the holders of the Series B Preferred Stock so that each holder of Series B Preferred Stock shall receive a redemption payment equal to a fraction of the aggregate amount available for redemption, the numerator of which is the number of shares of Series B Preferred Stock held by such holder, and the denominator of which is the number of shares of Series B Preferred Stock outstanding.  Thereafter, at the end of each of the next succeeding fiscal quarters when there are funds which are legally available for the redemption of capital stock of the Company, those funds will be immediately used to redeem the maximum possible number of the remaining shares of Series B Preferred Stock ratably among the holders of such shares to be redeemed based upon their holdings of Series B Preferred Stock, and otherwise in accordance with the procedures set forth in this Section 5(c) and (d) (any date on which a redemption payment is made, a “Redemption Date”).  The shares of Series B Preferred Stock not so redeemed shall remain outstanding and entitled to all the rights and preferences provided herein including, without limitation, the right elect directors to the board of directors of the Corporation as specified in Section 3(c).

(e)  Redemption Notice.  At least thirty (30) calendar days but not more than sixty (60) calendar days prior to the relevant Redemption Date, written notice shall be mailed, first class postage prepaid, to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the Series B Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the holder’s certificate or certificates representing the shares to be redeemed (the “Redemption Notice”).  Except as provided herein, on or after the Redemption Date, each holder of Series B Preferred Stock to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares (or appropriate evidence of the loss thereof), in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears in the books and records of the Company as the owner thereof and each surrendered certificate shall be cancelled.  In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(f)  Redemption Demand.

(i)  Upon an Event of Non-Compliance (as defined below), in addition to, and not to the exclusion of, any other rights or remedies available to the holders of Series B Preferred Stock to protect and enforce their rights (including, without limitation, by suit in equity and/or action at law for damages or specific performance of any covenant or agreement) the holders of at least a majority of the then outstanding shares of Series B Preferred Stock may demand redemption of the outstanding Series B Preferred Stock at the current Redemption Price multiplied by the applicable Premium Call Factor (a “Redemption Demand”).  Redemption payments made after an Event of Non-Compliance and pursuant to a Redemption Demand shall be due within five (5) business days of the Corporation’s receipt of the Redemption Demand.

(ii)  For purposes of this Series B Certificate of Designations, an “Event of Non-Compliance” shall be when any one or more of the following events has occurred: (i) a breach by the Corporation of any of the special voting provisions in Section 3(b) of this Series B Certificate of Designations; (ii) the failure by the Corporation to pay Cash Dividends or Accruing Dividends when due, if such failure is not cured within thirty (30) calendar days of such due date.

(g)  Stockholder Rights.  From and after the applicable Redemption Date, unless there shall have been a default in payment of the Redemption Price (and then after such payment default has been cured), all rights of the holders of shares of Series B Preferred Stock redeemed shall cease with respect to the shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(h)  Reaquired Shares.  Any Series B Preferred Stock purchased, redeemed pursuant to this Section 4, or otherwise acquired by the Corporation in any manner whatsoever, will be retired and cancelled and will not under any circumstances be reissued, sold or transferred and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

5.  Failure to Make Cash Payments.  Whenever the Corporation is required to make any cash payment to a holder under this Series B Certificate of Designations (in the form of Cash Dividends, upon liquidation or redemption or otherwise), such cash payment shall be made to the holder in good funds on the date specified herein.  If such payment is not delivered within the relevant time period, such holder shall thereafter be entitled to interest on the unpaid amount at a per annum rate equal to the lower of 16% and the highest interest rate permitted by applicable law (the “Default Interest”) until such payment default is Cured (as defined below). “Cured” shall mean:

(a)                 In the event of failure to pay a Cash Dividend when due, the payment of all unpaid Cash Dividends, Accruing Dividends and the Default Interest;

(b)                 In the event of failure to pay upon a Liquidation Event, the payment of the Series B Liquidation Amount and the Default Interest; and

(c)                 In the event of failure to pay the Redemption Price, the payment of the Redemption Price multiplied by the applicable Premium Call Factor and the Default Interest.

6.  Lost, Stolen or Mutilated Stock Certificates.  Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of an outstanding stock certificate representing shares of Series B Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation in customary form, the Corporation shall execute deliver to the holder a new stock certificate representing and evidencing the same outstanding shares of Series B Preferred Stock.

7.  General.

(a)  To the fullest extent permitted by law, any of the rights of the holders of the Series B Preferred Stock set forth herein may be waived by the affirmative consent or vote of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding.

(b)  The Corporation shall take no action to avoid or seek to avoid the observance or performance of any of the terms of this Series B Certificate of Designations, including by means of amendment to its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action.

FOURTH:	The certificate of amendment was authorized pursuant to the provisions of 502(d) of the Business Corporation Law at a meeting of the Board of Directors of the Corporation duly held on June 25, 2008.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment on June 26, 2008.

       /s/ Robert I. Turner
                                      Robert I. Turner, Chief Financial Officer

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
BROADPOINT SECURITIES GROUP, INC.

Under Section 805 of the Business Corporation Law

                             ……………………………………………………………………………………………………....

Filed by:                 Meg O’Leary
Cahill/Wink LLP
60 Railroad Place, Suite 202
Saratoga Springs, New York 12866